Exhibit 99.1

Titan Medical Confirms Receipt of Deficiency Notice From Nasdaq

TORONTO--(BUSINESS WIRE)--August 10, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, today announced that on August 5, 2020, the Company received a deficiency notice from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company's common shares (the “Shares”) listed on Nasdaq was below US$1.00 for 30 consecutive business days.

This notification does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, being February 1, 2021, to regain compliance with the minimum bid price requirement, during which time the Shares will continue to trade on the Nasdaq Capital Market. If at any time before February 1, 2021, the bid price of the Shares closes at or above US$1.00 per Share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement and will consider the deficiency matter closed.

The Company is also listed on the Toronto Stock Exchange (the “TSX”) and the notification letter does not affect the Company's compliance status with the TSX.

The Company intends to evaluate all available options to resolve this deficiency and regain compliance with Nasdaq Rule 5550(a)(2).

About Titan Medical Inc.

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release and the referenced presentation contain “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities and include statements regarding the expected instrument enhancements in view of the improved instrument designs and the Company’s planned laboratory testing of prototypes of the improved instrument designs. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the Company’s intention to evaluate all available options to resolve the Nasdaq Rule 5550(a)(2) deficiency, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com